FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June , 2003.

Commission File Number

BELAIR ENERGY CORPORATION

(Translation of registrant's name into English)

400, 777 - 8th Avenue S.W., Calgary, Alberta  T2P 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12f3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

EXHIBITS

Exhibit 1

Press Release dated June 20, 2003

Exhibit 3

Material Change Report Dated June 26, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELAIR ENERGY CORPORATION
(Registrant)

By:
(Signature)

Ross O. Drysdale, Corporate Secretary
(Insert name, insert position)

Date:	July 14, 2003

FORM 27

MATERIAL CHANGE REPORT

Section 118(1) of the Securities Act (Alberta)

Item 1.

Reporting Issuer:

BelAir Energy Corporation ("BelAir")

400, 777 - 8th Avenue S.W.

Calgary, Alberta  T2P 3R5

Item 2.

Date of Material Change:

June 20, 2003.

Item 3.

News Release:

A press release reporting the material change was issued by Purcell Energy and BelAir on June 20, 2003 via CNN Mathews.

Item 4.

Summary of Material Change:

Purcell Energy Ltd. ("Purcell") (TSX-PEL) and BelAir Energy Corporation "BelAir") (TSX - BEC) jointly announced via press release dated June 20, 2003 that they have executed an Arrangement Agreement pursuant to which the business and operations of Purcell and BelAir will be combined into Purcell, subject to certain conditions as outlined in Item 5 below.

Item 5.

Full Description of Material Change:

BelAir shareholders will receive 0.354 of a Purcell common share for a portion of each one (1) BelAir common share and $0.10 cash for the remaining portion of such BelAir common share.  At closing, Purcell will have 39,305,962 common shares outstanding, of which former BelAir shareholders will own 29% and Purcell shareholders will own 71%.  The total consideration paid by Purcell for BelAir is approximately $60 million, comprised of $22.5 million of assumed net debt and the balance by the issue of Purcell common shares and cash.

The Board of Directors of BelAir has unanimously agreed to recommend acceptance of the transaction and the Directors and management of BelAir have agreed to vote their common shares of BelAir to support the transaction.  The Agreement provides that BelAir shall not, directly or indirectly, solicit or initiate any inquiries, discussions or negotiations with any third party with respect to any acquisition proposal.  BelAir and Purcell have both agreed to the payment of a non-completion fee of $1,000,000 under certain circumstances, should one party not complete the transaction.

In addition to the consideration for the acquisition, Purcell will add two directors from the members of the BelAir board of directors to its board, plus a third independent director at the next meeting of Purcell shareholders.  BelAir's nominees to the Purcell board of directors are Own Pinnell and Harry Wheeler.  In conjunction with this acquisition, Purcell intends to complete an equity offering of $15 million.

Following the acquisition, Purcell will have, on a combined basis, the following:

-

Current average production of over 6,000 boepd (weighted 805 gas), comprising almost 29 mmcfpd of natural gas and 1200 bpd of crude oil and natural gas liquids.

-

Combined proved reserves of approximately 15 MMboe and established reserves of 19 MMboe.

-

Undeveloped and holdings in western Canada of over 300,000 net acres.

-

Basic shares outstanding of approximately 39.3 million common shares.

-

Market capitalization of over $100 million.

The all-in cost of the acquisition before tax, including transaction costs, is estimated as follows:

-

$31,500 per boepd.

-

$12.65 per boe of proved reserves.

-

$10.40 per boe of established reserves.

The transaction requires the approval of BelAir shareholders and the information circular for the transaction will be mailed to BelAir shareholders no later than July 31, 2003.  The transaction is also subject to all necessary regulatory approvals and customary conditions, including approval by a minimum two-thirds of the shares voted at the special meeting.

Item 6.

Reliance on Section 118(2) of the Securities Act:

Not applicable.

Item 7.

Omitted Information:

Not applicable.

Item 8.

Senior Officer:

Ross O. Drysdale, Corporate Secretary
Telephone:  (403) 444-9387

Item 9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED June 26, 2003 at Calgary, Alberta.

BELAIR ENERGY CORPORATION
By:	"Ross O. Drysdale"
Ross O. Drysdale, Corporate Secretary